DEFINING EXCELLENCE

do what's right
respect others
achieve excellence



**CODE OF BUSINESS
CONDUCT AND ETHICS**







Approved by the Board of Directors effective as of July 29, 2015 and last amended on November 7, 2018



our **culture**

How we achieve the result, is every bit as important as the result itself.

The Code of Business Conduct and Ethics (the "Code") supports the culture of Obsidian Energy. Our commitment is to ensure that we act with integrity. We hold one another accountable to comply with our shared values.

Throughout the Code there are examples of actions or behaviours that are required or prohibited. In addition to complying with these rules, Obsidian Energy demands a high standard of professional conduct. This includes the exercise of good judgment. If actions cannot be characterized as ethical, such that they enhance the effectiveness and reputation of Obsidian Energy, then those actions contravene the Code regardless of the absence of a specific prohibition.

We understand that in order to be successful, we must do what is required by law and we must do what is right. The test for this is simple.

ask yourself two questions

Is there any reason you would not want a co-worker, an associate, a neighbour or a regulator to be fully aware of your conduct and motives?

Is anyone's life, health or safety, or the environment endangered by the action?

If these questions cannot quickly be answered 'No', then you need to rethink your actions. If there is any doubt that your actions will comply with the Code, you are expected to seek guidance.

To work at or with Obsidian Energy you must commit to uphold this Code. We recognize that while it takes time to build a reputation of trust and integrity, a single thoughtless or unethical act can destroy what we have carefully built over years.

We will not tolerate violations of the Code to achieve results.

do what's right

our
values & commitments

We Comply with Policies and Procedures

Policy and procedures exist to ensure the efficient and effective management of our operations. Compliance with those policies and procedures is a condition of working with Obsidian Energy.

When we are confronted by circumstances not covered by policy or procedure, we are accountable for exercising good judgment as to the appropriate course of action. Our leader, manager or other colleagues are trained to assist and provide guidance.

Representatives in leadership roles promote a working environment of trust where compliance questions and reporting is welcomed.

A Representative whose actions violate our shared values will be disciplined. The circumstances will dictate whether this will include termination of their employment, contract or consulting services.

Internal Controls protect us from risk and ensure efficient operations – we do not ignore controls when they appear to be inconvenient.

Our Workplace is Safe and We Minimize our Impact on the Environment

As part of our commitment to one another, the communities in which we operate, and the environment:

• We understand and comply with the health, safety and environmental regulations that apply to the tasks we perform.

• We take the appropriate precautions to protect ourselves, the public, and our fellow Representatives. This includes holding each other accountable to ensure that our workplaces are free from the influence of any substances that could impair the orderly, safe and effective conduct of our business.

• We immediately report any loss of containment, accidents, injuries, unsafe equipment, practices or conditions.

• We strive to continually improve our health and safety as well as our environmental and regulatory performance. This involves consistently looking for efficiencies to reduce our environmental footprint and ways to prevent waste, emissions, spills and other releases from our operations.

For more information, see the Obsidian Energy Alcohol & Drug, Health and Safety, and Environmental Policies.

our
values & commitments

We Avoid Conflicts of Interest

Conflicts of interest include actual, potential or perceived conflicts of interest. We never let our personal interests interfere, or appear to interfere, in any way with the interests of Obsidian Energy. A personal interest is any situation that might cause someone to question whether a Representative is acting to benefit a party other than Obsidian Energy. Using our position to benefit another party is prohibited, even where Obsidian Energy is not impacted financially as the perceived conflict may jeopardize our ability to develop trusting relationships with our stakeholders.

Our operations are in local communities and we all have friends, family and close associates working in the oil and gas business. Obsidian Energy recognizes that not all conflicts can be avoided. However, conflicts must be disclosed so that they can be managed.

All actual, potential or perceived conflicts of interest must be disclosed using the "Declaration of Conflict of Interest Form" included to this document as "Schedule A".

q Obsidian Energy is about to solicit tenders for services. I own shares of a company that has submitted a bid. Is this a conflict?

Directors, officers, employees, consultants, contractors and agents of Obsidian Energy are all "Representatives"

a Yes. Obsidian Energy requires disclosure. If obtaining or retaining the contract with Obsidian Energy would impact the contractors share price, Obsidian Energy would likely not permit you to be involved in the tender process or to supervise the contractor.

our
values & commitments

To Avoid Conflicts of Interest

• We do not take part in business transactions or have a financial or personal interest that may be in conflict with our obligations to Obsidian Energy. This includes holding a position such as director, officer, employee, contractor or consultant of any other entity whose interests may be in conflict with those of Obsidian Energy. The only exceptions are those conflicts expressly authorized by Obsidian Energy.

• We do not accept undisclosed financial or other benefits from a party bidding for or approved to work for Obsidian Energy.

• We do not accept gifts, entertainment or favours that may unfairly influence a business relationship in any way.

• We do not participate in the review of bids or proposals to work for Obsidian Energy or supervise or approve payment to vendors where we personally, a family member, or friend, may benefit from the relationship with the vendor (including as director, owner, employee, shareholder of the vendor). Passive investments in public or private entities where the

Representative holds less than one per cent of the outstanding shares will not be viewed as "competing" with Obsidian Energy.

• We require vendors and suppliers to advise Obsidian Energy of the identity of their Representatives that are close associates of Obsidian Energy directors, officers, employees or consultants so that perceived conflicts of interest can be managed.

• We do not have family members or individuals with which we have a close personal relationship reporting through our reporting lines. We will also not involve ourselves in any administrative process concerning such an individual.

q I am considering working in the evenings or on days off for another employer or as a consultant. Do I need to disclose this to Obsidian Energy?

a Yes. Disclosure is required under the Code and is required as a term of your employment with Obsidian Energy. Once you have authorization you must keep your other work separate from your Obsidian Energy job and never use Obsidian Energy resources for your other job.

do what's right

our
values & commitments



Gifts and Entertainment Can Create Conflicts of Interest

We will not allow gifts to create the perception that our decisions are based on anything other than commercial criteria. When we accept or give gifts and entertainment, we consider the tone it sets concerning how Obsidian Energy conducts its business. Accepting gifts and entertainment can cause problems when they compromise – or appear to compromise – our ability to make fair and objective business decisions.

do what's right

our
values & commitments

Gifts and Entertainment

Before accepting a gift or entertainment, consider:

• We do not solicit personal gifts and invitations. In limited circumstances, Obsidian Energy receives gifts or entertainment for corporate use as part of sanctioned events.

• Invitations to conferences, social, cultural or sporting events are acceptable if your host will be present. Your attendance serves a business purpose and the event is customary within the industry for people in similar roles.

• A Representative that frequently gives/ accepts gifts or invitations might create the perception that Obsidian Energy is not treating contractors or vendors fairly. Any gift or entertainment that might unfairly influence a business relationship is prohibited.

• No gifts or entertainment can be accepted from anyone that is currently bidding for work or in the process of negotiating or renewing a contract.

• Receipt of an invitation or gift reasonably expected to exceed $500 requires prior approval. Approval is obtained through the submission of a "Request for Approval of Gift and/ or Entertainment Form" included in this document as "Schedule B".

Respectfully refuse an inappropriate gift or invitation. It is important that we communicate that all vendors are treated equally and that commercial decisions will be based on commercial criteria.

q A Obsidian Energy vendor offers you a battery charger that can be used to recharge your Obsidian Energy phone. The charger has the vendor's name and phone number stenciled on the top and is worth less than $50.

Is it an issue to accept the charger?

a Before you accept consider how another vendor might view the situation if they saw the charger on your desk. Would another vendor feel obligated to reciprocate?

If so, accepting the gift is not appropriate.

our
values & commitments

We Act Fairly and Treat Everyone with Respect

We are committed to conducting our business with honesty, integrity, accountability and fairness. We value and respect the rights and contributions of our Representatives to our success.

In our workplace and on our worksites, we value the diversity of our employees and will provide equal opportunity in all aspects of employment. All Representatives will be provided a comfortable and welcoming workplace. We will encourage each other to speak up and report concerns. We will not tolerate harassment or discrimination. For more information, see the Obsidian Energy Respectful Workplace Policy.

We respect personal privacy. In accordance with the Obsidian Energy Privacy Policy, we only collect, use and retain records and information about Obsidian Energy Representatives, landowners, shareholders and other business associates that is necessary for us to safely administer our business effectively and efficiently. This information is only for internal use by Obsidian Energy and will not be shared or used for other purposes except as permitted or required

by law. See the Obsidian Energy Privacy Policy for more information.

We promote fair and open competition. We will deal honestly and fairly with our fellow Representatives, competitors and other stakeholders. We benefit where we encourage competition between our vendors. We will not abuse the confidential information of our Representatives or competitors.

We respect and support the right of our Representatives to participate in political activities. We also understand and recognize that we must separate our personal political activities from our role with Obsidian Energy. This means:

• Representatives take care to represent their views as their own and not those of Obsidian Energy.

• Personal political activities should not be conducted on Obsidian Energy time or involve the use of any Company resources including telephones, computers or supplies.



treat **everyone**
with respect

communities
competitors
consultants
employees
landowners
shareholders
vendors



respect others

our
values & commitments

We Act Fairly and Treat Everyone with Respect

We respect our obligations concerning material information. Material information is non-public information that, if disclosed, would reasonably be expected to have a significant impact on the market value of the shares of Obsidian Energy or any other publically traded company.

Where a Representative becomes aware of non-public material information, this information must be provided to a member of the Obsidian Energy Disclosure Committee.

Buying or selling securities when one is in possession of undisclosed material information is illegal. Providing undisclosed material information to anyone, including family and friends, is also illegal. This prohibition includes the undisclosed material information of Obsidian Energy or any other company with which Obsidian Energy does business.

For more information, including details of trading restrictions and blackout periods, see the Obsidian Energy Disclosure and Trading Policy.

Integrity in interactions with Public Officials. Lobbying involves contacting any government employee or elected official in order to communicate the position of Obsidian Energy in order to influence regulatory change or public policy. Only employees of Obsidian Energy who are registered as lobbyists may contact a government representative for this purpose.

We will not offer, pay or promise to provide anything of value to any public official to obtain a favorable decision or to attract or retain business. This commitment includes a prohibition against "facilitating" payments (i.e. payments to facilitate or expedite "routine governmental action").

For guidance in interactions with public officials, contact the Obsidian Energy Public Affairs Manager.

q My friends and family often ask whether I think it is a good time to buy Obsidian Energy stock. We are continually improving our operations.

Is it an issue to offer my opinion?

a The same rules apply when you buy or sell stock yourself. You need to ensure that you do not provide the details of undisclosed material information and, if your recommendation would be impacted by non-public material information, you should decline to provide your opinion.

our
values & commitments

Confidential Information

Corporate information is an asset that we safeguard. Confidential information includes:

• All non-public corporate information regardless of whether it might be of use to Obsidian Energy's competitors, or might be harmful to Obsidian Energy or its customers if disclosed;

• The inventions, discoveries, software, procedures and documents created by Obsidian Energy employees and vendors where the vendor has assigned ownership to Obsidian Energy;

• The information of our partners or business associates.

To protect our asset, we:

• Do not disclose confidential information to anyone who does not need to know the information for business purposes, even if that person is a Obsidian Energy Representative;

• Protect confidential information from theft or unauthorized use or access;

• Do not speak, present or provide written statements about Obsidian Energy or its activities unless the material has been approved by Public Affairs and/or Investor Relations.

Information that you acquire about Obsidian Energy and its business interests, whether written or verbal, is confidential unless it is public knowledge. Documents don't need to be marked "trade secret" or "confidential" to be treated confidentially.

our
values & commitments

We Act to Protect our Assets from Fraud or other Dishonest Conduct

We have a Zero Tolerance approach to fraud and dishonest conduct. Fraud occurs when someone acts dishonestly in order to profit at our expense. Examples include inflating or invoicing for goods or services not received, theft, misusing Obsidian Energy assets, undisclosed conflicts of interest, and receipt of unauthorized payments or kickbacks.

We report any suspected fraudulent activity and fully investigate any suspected acts of fraud, misappropriation or other irregularity. Obsidian Energy will pursue all avenues of recourse available to it.

q Your manager takes your team for lunch to celebrate the success of your recent project. When the bill comes, your manager asks you to pay the bill advising that she will authorize the expense.

Is this an issue?

a Yes. The senior most leader must pay. Otherwise the effect is that the manager is approving her own expenses. Our internal controls require that the supervisor of your manager independently verify that the expense should be paid by Obsidian Energy.

our
values & commitments



Official Spokesperson

Certain Obsidian Energy Representatives have been designated as official spokespersons of the Company. Representatives who are not spokespersons are prohibited from responding to inquiries from the investment community, the media or others unless specifically asked to do so by an authorized spokesperson.

Please see Obsidian Energy's Disclosure and Trading Policy for more information on authorized communication.

This includes:

• Communications using electronic collaboration, such as email or instant messaging;

• Communications using social networking and media such as Facebook, LinkedIn, or Twitter;

• News media disclosure;

• Speaking engagements such as conference presentations and panel discussions.

Confidentiality obligations remain in effect following termination of employment, service agreement or appointment with Obsidian Energy.

q If you see inaccurate information concerning Obsidian Energy operations posted on social media or an online newspaper, should you comment to correct the information?

a No. Contact Investor Relations. If a correction is required, an authorized Obsidian Energy spokesperson will correct the information or comment.

our
values & commitments

We Use Information Technology Resources Responsibly

Obsidian Energy IT, Electronic Equipment, Data, Software and Other Assets are for business use. Occasional personal use is permitted, but never for personal gain or any improper purposes. Information you view and share and the content of any emails or communications must be appropriate, respectful and otherwise comply with our policies. You should not expect personal privacy for communications that you send, receive or store on Obsidian Energy systems.

The Obsidian Energy IT Security and Information Management Policy addresses the use of computers and information technology equipment.



q My colleague explained that he often copies the reports he prepares at Obsidian Energy to his flash drive for his library of "precedents".

Is this an issue?

a Yes. Personal flash drives represent a security risk to Obsidian Energy's information technology infrastructure. In addition, reports and other documents prepared for Obsidian Energy by its Representatives are confidential information and should not be copied or used for personal use or to benefit organizations other than Obsidian Energy.

our
values & commitments

We Ensure our Records and Reporting is Accurate

The failure to ensure that the transactions in our books and records are accurate and fairly represent the true nature of a transaction is illegal.

To ensure accurate records:

• Transactions are classified correctly. This includes the accounts, departments or accounting periods against which the transaction is recorded.

• We verify the accuracy of our accounting records at reasonable intervals. We take appropriate action with respect to any differences.

• We submit any questions and concerns regarding questionable accounting, auditing or disclosure matters or controls.

• We never destroy or alter documents or records to hide the documents or our actions.

• Obsidian Energy provides open access for its auditors, independent engineers and other advisors to its documents and records. It is illegal to fraudulently influence, coerce, manipulate or mislead an auditor who is auditing financial statements or assessing the internal controls of Obsidian Energy.

For more information, see the Obsidian Energy Authorizations for Document Execution, Delegation of Financial Authority, Records and Information Management and Disclosure and Trading Policy.



identify the issue

• gather the facts

assess options & impacts

• is the option legal and in compliance with professional standards / obligations?

• will anyone or the environment be at risk?

• does the option meet with our expectations / values / commitments / policies and procedures?

consult with others

• your colleagues / leader / executive team

• consider the perspective of those that may be impacted – shareholders, landowners, fellow Representatives / vendors

act & consider whether lessons learned benefit others

• are others likely to face a similar situation or challenge?

• should we consider changing / adopting a policy or procedure?

• share so we continuously improve

getting the **right** result?

Candour and honest communication is essential – absence of these qualities is demoralizing and exposes our company and representatives to risk

We Seek Guidance and Report Unethical Behaviour

• We understand that resources are available if we are deciding on the appropriate course of action in relation to an issue. Our colleagues, leaders and the Executive team are all ready to assist.

• We report suspected non-compliance. Reporting protects Obsidian Energy and its stakeholders and allows us to continue to improve our operations. Reports directly to a leader are encouraged so that corrective measures can be implemented. If you are not comfortable reporting concerns to your leader, you are to report them to the Obsidian Energy Legal Department, the Executive team or through the EthicsPoint hotline. Leaders are obligated to report suspected breaches and corrective measures to the Legal Department.

• We respect requests for anonymity and act against any retaliatory action. Where a person raising a concern wishes to remain anonymous, we will respect this request and will maintain the anonymity of the individual unless prohibited by law. All complaints, whether or not received anonymously, are treated as confidential and access to information concerning the complaint is limited to only those that have a need to know.

• We will not allow any retaliatory action against any Representative who, in good faith, reports a possible violation or concern. Anyone who retaliates against a Representative for speaking up will be disciplined. This may include termination of employment, contract or consulting services.

achieve excellence

Obsidian Energy Ethics Hotline
1-877-309-9397 or obsidian.ethicspoint.com

declaration of
conflict of interest form

I, _____ , hereby declare the following actual or potential conflict of interest:

My Department: _____   My Supervisor: _____

Name of company(s) and/or individual(s) involved with the actual or potential conflict of interest:

_____

_____

_____

Clear description of the actual or potential conflict of interest:

_____

_____

_____

_____

This section to be completed by a member of the Legal Department (the "Approving Officer").

As a result from discussions with the Approving Officer, the following actions are to be taken or measures are to be put in place to mitigate the actual or potential conflict of interest (if any):

_____

_____

_____

_____

Signature of Employee: _____   Date: _____

Signature of Approving Officer: _____   Date: _____

schedule b

request for approval of

gift and/or entertainment form

Name of Representative: ______________________ Department: ______________________

Description of Gift and/or Entertainment:

____

____

Approximate value of Gift and/or Entertainment: ______________________

Business Purpose for Gift and/or Entertainment:

____

____

If the Gift/Entertainment breaches the Gifts and Entertainment provisions of the Code:

a) approval by an Officer of Obsidian Energy is required,

b) in the case of an Officer of Obsidian Energy who is not an Executive Officer, approval by an Executive Officer is required,

c) in the case of an Executive Officer, approval by the President, Chief Executive Officer or Chief Financial Officer is required, and

d) in the case of the President, the Chief Executive Officer or the Chief Operating Officer, approval by the Chair of the Governance Committee is required.

Signature of Employee: ______________________ Date: ____________

Signature of Supervisor: ______________________ Date: ____________

Signature of Approving Officer: ______________________ Date: ____________

Obsidian Energy Ethics Hotline
1-877-309-9397 or obsidian.ethicspoint.com

Obsidian Energy Ltd.
Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3
Telephone: (403) 777-2500, Toll Free: 1-866-693-2707
www.obsidianenergy.com

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